650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 22, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Ivette Leon

Claire DeLabar

Edwin Kim

Re:	Arista Networks, Inc.

Registration Statement on Form S-1

Filed May 1, 2014

File No. 333-194899

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission discussed telephonically on May 22, 2014 relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing this letter via EDGAR.

Below please find the revised proposed risk factor that the Company intends to include in Amendment No. 3 to the Registration Statement. Specifically, such proposed risk factor has been revised to (i) remove the reference to “industry participants” in the description of persons contacted regarding the previously planned directed share program and clarify that, in addition to the personal friends or family members of officers or directors, customers, suppliers or partners with long-term commercial relationships with the Company and three journalists, three industry researchers were also contacted and (ii) remove the sentence from the prior draft of the proposed risk factor regarding the Company’s intention to contest vigorously any claim that a violation of Section 5 of the Securities Act occurred.

Furthermore, the Company advises the Staff that its communications with the three journalists and three industry researchers were not made in connection with any planned or proposed articles or other publicity concerning the Company or its initial public offering. The Company advises the Staff that, other than the article published by an editor at Fortune.com and cited in the letter from the Staff dated May 21, 2014, no articles or blog postings about the Company generally or its planned initial public

Securities and Exchange Commission

May 22, 2014

offering have been published or otherwise made available by the journalists and industry researchers who were contacted regarding the planned directed share program (or by such journalists’ or industry researchers’ publications generally). The Company advises the Staff that there were four research articles published by two of the industry researchers who were contacted. The articles were factual regarding technology, did not discuss the Company generally or its business and made no mention of the Company’s initial public offering or the planned directed share program.

We may have contingent liability arising out of possible violations of the Securities Act of 1933 in connection with communications to potential participants in a previously planned directed share program.

As part of the offering, up to 112,200 shares were reserved for sale at the initial public offering price in connection with a previously planned directed share program which has subsequently been terminated. In March, April and May 2014, certain officers and directors and employees acting at the request of such officers communicated with certain potential participants in the directed share program. The potential directed share program participants consisted of personal friends or family members of officers or directors, customers, suppliers or partners with long-term commercial relationships with us, and three journalists and three industry researchers who had covered us over time. In total, over 150 persons were contacted in person or by telephone, email or text message regarding the planned directed share program. Such communications were intended only to determine their interest in, and ability under their applicable corporate policies to participate in, the planned directed share program and, in some cases, to obtain contact information to provide to the underwriter managing such program. Certain of such communications regarding the directed share program may have constituted a violation of Section 5 of the Securities Act. We could have a contingent liability arising out of the possible violations of the Securities Act in connection with such communications. Any liability would depend upon the number of shares purchased by the recipients of such communications that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such recipients of such communications who purchased shares in the offering and a court were to conclude that these communications constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to the potential participants who received such communications at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of common stock. We could also incur considerable expense in contesting any such claim.

* * *

Securities and Exchange Commission

May 22, 2014

Please direct any questions regarding the information supplementally provided in this letter, the proposed risk factor or the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.

Marc Taxay, Arista Networks, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.

Patrick A. Pohlen, Latham & Watkins LLP

Tad J. Freese, Latham & Watkins LLP